SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For The Year Ended December 31, 2005

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For The Transition Period from              to

Commission File Number 00107923

HANDLEMAN COMPANY SALARY

DEFERRAL PLAN

(Full title of the Plan)

HANDLEMAN COMPANY

(Name of issuer of the securities held pursuant to the Plan)

500 Kirts Boulevard

Troy, Michigan 48084

(Address of principal executive offices)

Explanatory Note:

This form 11-K/A has been filed to correct typographical errors in the Report and Consent of the Independent Registered Public Accounting Firm.

The following financial statements and exhibits are presented pursuant to Section 15(d) of the Securities Exchange Act of 1934:

			Page
(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm		1

	Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004		2

	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005		3

	Notes to Financial Statements		4 - 7

	Schedule of Assets (Held at End of Year)		8

			Exhibit Number
(b)	1.	Consent of Independent Registered Public Accounting Firm with respect to their report on their audit of the financial statements of the Handleman Company Salary Deferral Plan as of and for the year ended December 31, 2005	23.1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Handleman Company Salary Deferral Plan:

We have audited the accompanying statements of net assets available for benefits of Handleman Company Salary Deferral Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Southfield, Michigan

June 29, 2006

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS

Investments, at fair value:
Handleman Stock Fund	$3,782,557	$6,061,869
Mutual funds	24,446,911	22,336,890
Money market funds	2,609,180	2,663,116
Participant loans	773,406	687,918

Total investments	31,612,054	31,749,793

Receivables:
Employee contributions	70,636	80,780
Employer contributions	78,803	29,037

Total receivables	149,439	109,817

NET ASSETS AVAILABLE FOR BENEFITS	$31,761,493	$31,859,610

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2005

ADDITIONS
Additions to net assets attributed to:
Investment Income
Dividend income	$1,038,001
Interest income	40,793
Net depreciation in fair value of investments	(1,047,004)

Total Investment Income	31,790

Contributions:
Employer contributions	850,232
Employee contributions	2,265,160

Total Contributions	3,115,392

Total Additions	3,147,182

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,211,547
Administrative expenses	33,752

Total Deductions	3,245,299

Net Decrease	(98,117)

Net assets available for benefits at beginning of year	31,859,610

Net assets available for benefits at end of year	$31,761,493

The accompanying notes are an integral part of the financial statements.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Handleman Company Salary Deferral Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a complete description of the Plan’s provisions.

A.	General. The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of Handleman Company (the “Company”) and subsidiaries and affiliates that have adopted the Plan who have two months of service. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

The Company provides for a matching contribution equal to 50 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant’s compensation, to be invested in Company stock. Employees may direct employee contributions to the Plan into Company stock or various investment funds, which are established and monitored by the Company from time to time.

In addition, the Company may allocate discretional contributions and forfeitures if any, among Company Contribution Accounts of the Participants who received Creditable Compensation during the Plan Year.

C.	Participant Accounts. Each participant’s account is credited with employee contributions and allocations of the Company’s contribution and plan earnings and charged with an allocation of administration expenses. Top Heavy Contributions, if any, shall be allocated to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

Salary Deferral Portion of Plan - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

D.	Vesting. Participants are vested immediately in their contributions plus actual earnings thereon. The Plan includes a graded vesting schedule for matching and discretionary contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

E.	Loans to Participants. The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant’s non-forfeitable salary deferral account balance or $50,000. Interest on participant loans is charged at a rate of prime rate plus 1%. Loans to participants were charged interest at rates ranging from 5.25% to 10.50%, maturing in one to fifteen years. Participant loans as of December 31, 2005 and 2004 were $773,406 and $687,918, respectively.

F.	Payment of Benefits. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period that does not exceed the participant’s life expectancy. On termination of service, a participant will be eligible to receive the plan assets allocated to the participant’s account which have vested or an equivalent amount in cash. If a participant dies before receiving benefits, his or her beneficiary will receive a lump-sum distribution equal to the participant’s vested account interest.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Description of Plan, continued

G.	Forfeited Accounts. Non-vested Company matching contributions for terminated participants are forfeited by the participant and are used to reduce future employer matching contributions to the Plan. As of December 31, 2005, forfeited non-vested accounts totaled $93,693.

H.	Plan Expenses. Expenses of the Trustee and Administrative Committee are charged to participant accounts up to a specific limit per participant account in accordance with the service agreement with the Trustee. Expenses above that amount are paid by the Company. Plan expenses paid by the Company were $66,325 for 2005.

2.	Summary of Accounting Policies

A.	Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and change therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

B.	Investment Valuation and Income Recognition. The Handleman Stock Fund is valued using the combined fair value of the underlying Company stock and the short-term cash position in the fund. The fair value of the Company stock is determined using the closing market price of the stock on the last business day of the Plan’s year. Mutual funds are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan’s investment custodian, Fidelity Investments.

The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Handleman Stock Fund, is average cost. The basis on which cost is determined for the Handleman Stock Fund is specific identification.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

C.	Payment of Benefits. Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
Handleman Stock Fund: 292,614 and 271,759 shares in 2005 and 2004, respectively	$3,782,557	$6,061,869
Spartan U.S. Equity Index Fund: 102,023 and 125,480 shares in 2005 and 2004, respectively	4,505,320	5,378,053
Fidelity Balanced Fund: 280,285 and 287,814 shares in 2005 and 2004, respectively	5,258,144	5,128,853

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Investments, continued

	December 31,
	2005	2004
Fidelity Retirement Money Market Fund: 2,609,180 and 2,663,116 shares in 2005 and 2004, respectively	2,609,180	2,663,116
Neuberger Berman Genesis Trust Fund: 70,015 and 57,926 shares, in 2005 and 2004, respectively	3,399,238	2,471,709
Fidelity Diversified International Fund: 98,775 and 90,571 shares in 2005 and 2004, respectively	3,214,131	2,593,948
Fidelity ContraFund: 29,954 and 24,141 shares in 2005 and 2004, respectively	1,939,792	1,369,768

During the plan year ended December 31, 2005, the net depreciation in the fair value of investments was comprised of the following:

Handleman Stock Fund	$(2,578,623)
Mutual Funds	1,531,619

Total net depreciation in fair value of investments	$(1,047,004)

4.	Related-Party Transactions

During 2005 and 2004, the Plan had transactions with Handleman Company and Fidelity Investment Company. The amount invested in Handleman Company common stock at December 31, 2005 and December 31, 2004 represents 12 percent and 19 percent, respectively, of total investments. Participant loans also qualify as party-in-interest.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401 of the Internal Revenue Code (“IRC”) and is, therefore, not subject to tax under present income tax laws by a letter dated November 18, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Risks and Uncertainties

The Plan’s invested assets consist of stocks, bonds, mutual funds, fixed income securities and other investment securities. Investment securities are exposed to various risks such as interest rate fluctuations, market conditions and credit risks. Due to the level of risk associated with certain investment securities, and the level of uncertainties related to changes in the value of securities, it is at least possible that changes in risks in the near term would materially affect participants’ account balances and the related Statements of Net Assets Available for Benefits.

HANDLEMAN COMPANY

SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

	For the Years Ended December 31,
	2005	2004
Net increase (decrease) in net assets available for benefits per the financial statements	$(98,117)	$2,667,717
Add: Other	0	2

Net income per the Form 5500	$(98,117)	$2,667,719

9.	Subsequent Events

On May 26, 2005, the Plan filed a Voluntary Correction Program Submission with the Internal Revenue Service. For the years from 1996 through 2002, the Plan incorrectly used forfeitures to offset employer contributions. For those years, the Plan Document required that forfeitures be allocated to participant’s accounts as additional profit sharing contributions. The IRS approved the voluntary correction in a letter dated January 4, 2006, and corrective measures were then implemented by the Company to make additional contributions to participant’s accounts. A corrective contribution totaling $67,767 was paid by the Company on March 10, 2006 to participant’s accounts.

In February 2006, the Company discovered that for the 2003, 2004 and 2005 Plan years, matching contributions had been made for “catch up” contributions made by certain plan participants. Catch up contributions are allowable for plan participants who are at least age 50 by the end of the plan year. Catch up contributions are not eligible for matching contributions under the Plan’s provisions. The Company is currently in the process of determining a corrective action for this matter. The Company estimates the amount of excess matching contributions to be between $33,000 and $59,000.

Handleman Company Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

12/31/2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
		Unitized Stock Fund
*	Handleman Company	Handleman Stock Fund	**	$3,782,557

		Money Market Funds
*	Fidelity Management Trust Company	Retire Money Market Portfolio	**	2,609,180

		Bond Funds
*	Pacific Investment Management Company	Total Return Fund-Administrative Class	**	968,604

		Balanced/Hybrid Funds
*	Fidelity Management Trust Company	Balanced Fund	**	5,258,144

		Domestic Equity Funds
*	Fidelity Management Trust Company	U.S. Equity Index Fund	**	4,505,320
*	Neuberger Berman Management Inc.	Genesis Fund - Trust Class	**	3,399,238
*	Fidelity Management Trust Company	Contrafund	**	1,939,792
		Value Fund	**	1,567,759
		Low-Price Stock Fund	**	1,397,933
		Mid-Cap Stock Fund	**	369,636
		Equity-Income II Fund	**	328,046
		Independence Fund	**	323,359
		Small Cap Independence Fund	**	59,708

		International/Global Funds
*	Fidelity Management Trust Company	Diversified International Fund	**	3,214,131

		Freedom Funds
*	Fidelity Management Trust Company	Freedom 2010 Fund	**	423,248
		Freedom 2020 Fund	**	192,879
		Freedom 2040 Fund	**	150,916
		Freedom 2030 Fund	**	124,066
		Freedom 2005 Fund	**	66,435
		Freedom 2025 Fund	**	56,622
		Freedom 2035 Fund		47,374
		Freedom 2000 Fund	**	15,261
		Freedom 2015 Fund	**	6,943
		Freedom Income Fund	**	31,497
*	Participant	Loans (interest rates range from 5.25% to 10.5%) and maturing in 1 to 15 years	**	773,406

				$31,612,054

*	These investments are with party-in-interest
**	Cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HANDLEMAN COMPANY SALARY DEFERRAL PLAN

By:	/s/ Mark J. Albrecht
Mark J. Albrecht
Senior Vice President Human Resources and Organizational Development
Handleman Company

Date: June 29, 2006